Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated November 29, 2017, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such state. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

MGC Diagnostics Corporation

at

$11.03 Net Per Share

by

AC Breathe Merger Sub Inc.,

a direct wholly-owned subsidiary of

MGC Parent LLC,

a limited liability company affiliated with

Altus Capital Partners, Inc.

AC Breathe Merger Sub Inc. (“Purchaser”), a Minnesota corporation and a direct wholly-owned subsidiary of MGC Parent LLC (“Parent”), a Delaware limited liability company, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of MGC Diagnostics Corporation, a Minnesota corporation (the “Company”), at a price of $11.03 per Share, net to the seller in cash, without interest thereon and less any applicable deductions or withholding taxes required by applicable law (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Parent is affiliated with Altus Capital Partners, Inc., a Delaware corporation. Tendering shareholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, bank or other institution should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF DECEMBER 27, 2017, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 25, 2017, by and among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company continuing as the surviving corporation in the Merger as a direct wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent, Purchaser or the Company, any wholly-owned subsidiary of Parent, Purchaser or the Company, or by any shareholder of the Company who or which is entitled to and properly demands and perfects dissenter’s rights with respect to such Shares pursuant to, and complies in all respects with, the applicable provisions of Minnesota law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) there being validly tendered and received and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of December 27, 2017 (the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended, the “Expiration Date”) a number of Shares that, when added to the Shares if any, owned by Purchaser or Parent, represents in the aggregate the greater of (i) a majority of the total number of Shares outstanding without giving effect to the Top-Up Shares (as defined below) and (ii) at least one share more than 90% of the Shares outstanding after the issuance of the Top-Up Shares on a fully diluted basis as of the Expiration Time (the “Minimum Tender Condition”), (b) there not being received from Company shareholders notices to exercise appraisal or dissenter’s rights with respect to 10% or more of the total Shares outstanding (prior to giving effect to any exercise of the Top-Up Option (as defined below) or the issuance of any Top-Up Shares), (c) there not being any applicable law, judgment, injunction, order or decree of any governmental authority restraining or otherwise making illegal or prohibiting the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or restraining or prohibiting Parent or Purchaser from exercising full rights of ownership in the Shares purchased pursuant to the Offer, and (d) the Merger Agreement having not been validly terminated in accordance with its terms and the Offer having not been terminated in accordance with the terms of the Merger Agreement. The Offer is also subject to a number of other conditions. The Offer is not subject to a financing condition.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and ultimately the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

On November 25, 2017, after careful consideration, the board of directors of the Company (the “Board”) unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of the Company and its shareholders; (ii) approved, adopted and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii)  authorized and approved the Top-Up Option (as defined below) and the issuance of the Top-Up Shares on the terms contemplated by the Merger Agreement; (iv) resolved to recommend acceptance of the Offer (i.e. to recommend that the shareholders of the Company tender their Shares to the Purchaser pursuant to the Offer) and, if required, approval and adoption of the Merger by the Company’s shareholders; and (v) to the extent permitted by applicable law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations of any jurisdiction that purports to be applicable to the Company, Parent, Purchaser, the Surviving Corporation, the Merger Agreement or the transactions contemplated by the Merger Agreement, shall not be applicable to the Company, Parent, Purchaser, the Surviving Corporation, the Merger Agreement or the transactions contemplated by the Merger Agreement.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 302A.621 of the Minnesota Business Corporation Act (the “MBCA”), which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one share more than 90% of the number of Shares that are then issued and outstanding, and if the Merger is so effected pursuant to Section 302A.621of the MBCA, no shareholder vote will be required to adopt the Merger Agreement or consummate the Merger. The Company has granted the Purchaser an option to purchase that number of newly-issued Shares (the “Top-Up Shares”) that is equal to one share more than the amount needed to give the Purchaser, directly or indirectly, ownership of 90% of the outstanding Shares at the time of exercise (after giving effect to the Shares issued upon the exercise of such option) (the “Top-Up Option”); provided, however, the Company has no obligation to issue Shares under the Top-Up Option unless a majority of the Shares then outstanding have been tendered and not withdrawn from the Offer. Therefore, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the shareholders of the Company, in accordance with Section 302A.621 of the MBCA. Parent and Purchaser do not currently foresee any reason that would prevent them from completing the Merger pursuant to Section 302A.621of the MBCA following the consummation of the Offer.

Subject to the provisions of the Merger Agreement and applicable law, Purchaser and Parent expressly reserve the right to waive (in whole or in part) prior to the Expiration Time any Tender Offer Condition (as described in the Offer to Purchase), to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer; provided that unless otherwise provided by the Merger Agreement or previously approved in writing by the Company, Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Per Share Amount, (iii) change, modify or waive the

Minimum Tender Condition, (iv) add Tender Offer Conditions or modify or change any Tender Offer Condition in a manner otherwise in any material respect to any shareholders of the Company, (v) except as otherwise provided in the Merger Agreement, extend or otherwise change the Expiration Date, (vi) change the form of consideration to be paid in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any shareholders of the Company.

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Capital Market applicable to the Offer or as may be required by any other governmental authority. If, as of the then-scheduled Expiration Time, any Tender Offer Condition is not satisfied and has not been waived, then, Purchaser may, in its discretion, extend and re-extend the Offer until all such Tender Offer Conditions have been satisfied or waived. In addition, if, as of the then-scheduled Expiration Time, each of the Tender Offer Conditions is satisfied or waived, but Parent delivers a notice to the Company representing that the full amount of the debt financing has not been funded and would not be available to be funded at the consummation of the Offer if such Expiration Time were not extended, then Purchaser may (on one occasion only) extend the Offer and such Expiration Time for up to ten (10) business days in its sole discretion and without the Company’s consent.

In any case, Purchaser will not be required to extend the Offer beyond 11:59 p.m. New York City Time on January 31, 2018 (the “Outside Date”) or the valid termination of the Merger Agreement.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Per Share Amount for Shares be paid to the shareholders of the Company, regardless of any delay in payment for such Shares. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after January 26, 2018, the date that is 60 days from the date of the Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided therein. Thereafter, except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of the Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless such Shares have been tendered for the account of an eligible institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a Company shareholder. None of Purchaser, the Depositary, Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the Offer to Purchase.

The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

November 29, 2017